UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Garrett Motion Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

366505105

(CUSIP Number)

Anne T. Madden

Senior Vice President and General Counsel

Honeywell International Inc.

300 South Tryon Street

Charlotte, North Carolina 28202

(704) 627-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366505105

(1)	Name of reporting person Honeywell International Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 2,896,116
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,896,116
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 2,896,116
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.82%[1]
(14)	Type of reporting person (see instructions) CO

[1]

All calculations of percentage ownership herein are based on a total of 75,788,279 Shares issued and outstanding as of October 26, 2020, as reported on the Form 10-Q filed with the SEC by the Company on November 2, 2020.

Item 1. Security and Issuer.

This Amendment No. 3 amends the Schedule 13D filed on October 29, 2020 (the “Original Schedule 13D” and, as amended by Amendment No. 1 to Schedule 13D filed on November 3, 2020, Amendment No. 2 to Schedule 13D filed on November 17, 2020 and this Amendment No. 3, the “Schedule 13D”). This statement of beneficial ownership on Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Shares”), of Garrett Motion Inc., a Delaware corporation (the “Company”). According to the Company, the address of its principal executive office is La Pièce 16, Rolle, Switzerland 1180. Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Original Schedule 13D filed on October 29, 2020.

Item 3. Source and Amount of Funds or Other Consideration.

On December 17 and December 21, 2020, the Reporting Person invested approximately $80,180 to purchase additional 19,000 Shares. In total, the Reporting Person invested approximately $11,016,091 to purchase 2,896,116 Shares. The Reporting Person used cash on hand to fund such purchases. No borrowed funds were used to purchase the Shares.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended as follows:

On December 21, 2020, counsel representing the Equity Commitment Parties and the Reporting Person sent a letter (the “December 21 Letter”) to the Company’s counsel regarding potential modifications to the Proposed Plan contemplated by the Second A&R Coordination Agreement. The December 21 Letter is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On December 22, 2020, the Reporting Person entered into the Third Amended and Restated Coordination Agreement (including the term sheet attached thereto, the “Third A&R Coordination Agreement”), with the Equity Commitment Parties and the Consenting Noteholders (as defined therein), in anticipation of submitting an alternative proposal for a plan of reorganization to the Company. The Third A&R Coordination Agreement amended and restated the Second A&R Coordination Agreement, entered into by the Reporting Person, the Equity Commitment Parties and the Consenting Noteholders on November 2, 2020, to (i) incorporate certain economic changes to the Proposed Plan and (ii) extend the milestones for filing a plan and consummating the Proposed Plan. The foregoing description of the Third A&R Coordination Agreement is qualified in its entirety by the terms and conditions of the Third A&R Coordination Agreement, which is filed as Exhibit 99.2 hereto and incorporated herein by reference.

The Proposed Plan and any potential modifications thereto have not been approved by the Company and are subject to milestones and conditions that may not occur or be satisfied. As such, there is no assurance that the Proposed Plan will be completed on the terms set forth in the December 21 Letter or the Third A&R Coordination Agreement, or at all.

The Reporting Person, the Equity Commitment Parties and the Consenting Noteholders (to the extent they own Shares) may be deemed to constitute a group for purposes of Rule 13d-3 under the Act. The Reporting Person reserves the right to act independently and without respect to the other Equity Commitment Parties and the Consenting Noteholders, subject to the Third A&R Coordination Agreement, and to change its plans or proposals at any time, including with respect to any matter set forth in items (a) through (j) of Item 4 of Schedule 13D.

Certain of the other Equity Commitment Parties have filed, and the Reporting Person anticipates that other Equity Commitment Parties and Consenting Noteholders may file additional, separate statements of beneficial ownership on Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing their required information. The Reporting Person assumes no responsibility for the information contained in any filings by any other person. The Reporting Person expressly disclaims beneficial ownership of any securities beneficially owned or acquired by any other person except to the extent of its pecuniary interest, if any, therein. As of the date of this statement, based on information provided by the Equity Commitment Parties and the Consenting Noteholders, the Reporting Person believes that the Reporting Person, the Equity Commitment Parties and the Consenting Noteholders beneficially own 57.4% of the 75,788,279 outstanding Shares, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2020.

Item 5. Interest in Securities of the Issuer.

(a) The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated by reference herein.

(b) The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated by reference herein.

(c) The information set forth in response to Item 3 is incorporated by reference herein. During the past 60 days, the Reporting Person has not effected any transactions in the Shares, except as set forth on Schedule A hereto.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares set forth above.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

The following document is filed as exhibit to this statement:

Exhibit 99.1	Letter dated December 21, 2020 (incorporated by reference to Exhibit 99.1 to Amendment No. 4 to Schedule 13D filed by Cyrus Capital Partners, L.P. on December 23, 2020).

Exhibit 99.2	Third Amended and Restated Coordination Agreement, dated December 22, 2020, by and among the parties identified therein (incorporated by reference to Exhibit 99.2 to Amendment No. 4 to Schedule 13D filed by Cyrus Capital Partners, L.P. on December 23, 2020).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 23, 2020

HONEYWELL INTERNATIONAL INC.

By:	/s/ Anne T. Madden

Name:	Anne T. Madden
Title:	Senior Vice President and General Counsel

Transactions in Shares effected by Honeywell International Inc. in the last 60 days

(all purchases and sales effected on the OTC Pink Market)

Transaction Date	Transaction Type	Quantity	Price Per Share ($)
10/21/2020	Buy	2,100	2.76
10/21/2020	Buy	16,000	2.77
10/21/2020	Buy	12,500	2.80
10/21/2020	Buy	2,500	2.84
10/21/2020	Buy	1,500	2.86
10/21/2020	Buy	3,000	2.90
10/21/2020	Buy	15,000	2.91
10/26/2020	Buy	5,000	3.32
10/26/2020	Buy	13,000	3.32
10/26/2020	Buy	3,000	3.33
10/26/2020	Buy	4,000	3.42
10/26/2020	Buy	19,600	3.45
10/27/2020	Buy	5,000	3.35
10/27/2020	Buy	5,000	3.40
10/27/2020	Buy	5,000	3.41
10/27/2020	Buy	10,000	3.46
10/27/2020	Buy	4,253	3.50
10/27/2020	Buy	4,000	3.52
10/27/2020	Buy	11,500	3.54
10/27/2020	Buy	2,500	3.55
10/27/2020	Buy	7,500	3.55
10/27/2020	Buy	23,822	3.55
10/27/2020	Buy	25,000	3.58
10/27/2020	Buy	21,425	3.59
10/27/2020	Buy	100	3.67
10/27/2020	Buy	1,900	3.68
10/27/2020	Buy	1,500	3.69
10/27/2020	Buy	10,000	3.69
10/27/2020	Buy	11,500	3.70
10/28/2020	Buy	9,638	3.55
10/28/2020	Buy	19,568	3.56
10/28/2020	Buy	700	3.59
10/28/2020	Buy	35,600	3.60
10/28/2020	Buy	2,000	3.61
10/28/2020	Buy	5,000	3.62
10/28/2020	Buy	9,294	3.63
10/28/2020	Buy	68,700	3.64
10/28/2020	Buy	3,000	3.65
10/28/2020	Buy	43,500	3.66
10/28/2020	Buy	23,000	3.74
10/29/2020	Buy	49	3.67
10/29/2020	Buy	5,000	3.69
10/29/2020	Buy	25,400	3.70
10/29/2020	Buy	38,400	3.71
10/29/2020	Buy	19,951	3.72
10/29/2020	Buy	600,000	3.73
10/29/2020	Buy	1,500	3.73
10/29/2020	Buy	64,000	3.74
10/29/2020	Buy	45,100	3.74
10/29/2020	Buy	742,500	3.75
10/29/2020	Buy	33,100	3.80
10/29/2020	Buy	25,000	3.84
10/29/2020	Buy	25,000	3.85

10/29/2020	Buy	25,000	3.90
10/29/2020	Buy	800	3.94
10/29/2020	Buy	1,600	3.98
10/29/2020	Buy	22,600	3.99
10/29/2020	Buy	25,000	4.00
10/30/2020	Buy	11,183	3.70
10/30/2020	Buy	51,398	3.75
10/30/2020	Buy	10,734	3.80
10/30/2020	Buy	4,500	3.84
10/30/2020	Buy	35,400	3.85
10/30/2020	Buy	4,183	3.90
11/2/2020	Buy	300	3.71
11/2/2020	Buy	9,000	3.73
11/2/2020	Buy	4,900	3.73
11/2/2020	Buy	10,800	3.74
11/2/2020	Buy	1,000	3.86
11/2/2020	Buy	5,000	3.89
11/2/2020	Buy	19,020	3.90
11/2/2020	Buy	14,000	3.93
11/2/2020	Buy	5,951	3.95
11/2/2020	Buy	16,500	3.97
11/2/2020	Buy	10,700	3.99
11/2/2020	Buy	33,780	4.00
11/4/2020	Buy	2,000	3.98
11/4/2020	Buy	66,700	4.00
11/5/2020	Buy	31,627	4.04
11/5/2020	Buy	1,725	4.05
11/5/2020	Buy	1,000	4.06
11/5/2020	Buy	14,780	4.08
11/5/2020	Buy	9,926	4.09
11/5/2020	Buy	11,582	4.10
11/5/2020	Buy	5,900	4.12
11/5/2020	Buy	2,927	4.15
11/6/2020	Buy	5,500	4.20
11/9/2020	Buy	5,808	4.10
11/9/2020	Buy	100	4.11
11/9/2020	Buy	11,000	4.12
11/9/2020	Buy	1,000	4.13
11/9/2020	Buy	10,457	4.15
11/9/2020	Buy	3,900	4.16
11/9/2020	Buy	2,000	4.18
11/9/2020	Buy	4,885	4.19
11/9/2020	Buy	95,850	4.20
11/10/2020	Buy	23,500	4.19
11/10/2020	Buy	21,500	4.20
11/11/2020	Buy	100	4.17
11/11/2020	Buy	34,600	4.18
11/12/2020	Buy	1,100	4.17
11/12/2020	Buy	50,000	4.18
11/12/2020	Buy	25,000	4.20
11/13/2020	Buy	1,000	4.16
11/13/2020	Buy	16,100	4.18
12/17/2020	Buy	15,000	4.20
12/21/2020	Buy	4,000	4.20